SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No.2
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VENAXIS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Copy To: Sichenzia Ross Friedman Ference LLP Harvey Kesner, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
389,159 (1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER: 389,159 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,159 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)  Represents 389,159 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Mr. Honig is the trustee of 401K in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
389,159
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
389,159 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

Explanatory Notes

This Amendment No. 2 further amends and supplements the Schedule 13D and Schedule 13D/A filed with the Securities and Exchange Commission on September 8, 2016 (the “Original Filing”) and September 12, 2016 (“Amendment No. 1), respectively, relating to the common stock, no par value (the “Common Stock”), of Venaxis, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1585 South Perry Street, Castle Rock, Colorado 80104.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D and Amendment No. 1 are unmodified.

Item 4.

Item 4 of the Original Filing and Amendment No. 1 are hereby supplemented as follows:

On September 14, 2016, the Reporting Person submitted a letter to the Chief Executive Officer of the Issuer conveying concerns regarding the Issuer’s recent acquisition announcement and notification to the Issuer by an additional stockholder directing the Issuer to call a special meeting of shareholders and the proposals set forth therein which could have the purpose or effect of changes in the board or management of the Issuer, changes in governance, and declaration of a dividend, each as more fully described and as set forth in Amendment No. 1.  Such matters as are set forth in the letter and the letter of the Reporting Person require the Issuer to call a special meeting under Colorado law for the purposes set forth in the notices submitted by shareholders representing over 18% of the issued and outstanding common stock of the Issuer.  The Reporting Person may from time to time discuss the Issuer’s business and affairs with other shareholders but does not at the present time constitute a group as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and therefore is reporting as a separate Reporting Person.  Furthermore, the Reporting Person disclaims beneficial ownership of any shares held by any other person or entity.  The aforementioned letter is attached to this Schedule 13D/A as Exhibit 99.1.

Item 7.   Material to Be Filed as Exhibits

Item 7 of the Original Filing and Amendment No. 1 are hereby supplemented as follows:

Exhibit Number	Description

99.5	Letter to the Issuer dated September 14, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016	/s/ Barry Honig
Barry Honig

Dated: September 14, 2016		GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig Trustee